NEXPOINT OPPORTUNISTIC CREDIT FUND

200 Crescent Court, Suite 700

Dallas, Texas 75201

VIA EDGAR

January 13, 2017

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Opportunistic Credit Fund (the “Registrant” or the “Buying Fund”)
Securities Act of 1933 File No. 333-214372

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for its Registration Statement on Form N-14 referenced above be accelerated so that it will become effective at noon Washington, D.C. time on January 13, 2017 or as soon as practicable thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Kathleen Nichols of Ropes & Gray LLP at (617) 854-2418.

Very truly yours,

NEXPOINT OPPORTUNISTIC CREDIT FUND

By:	/s/ Brian Mitts
Brian Mitts